UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.____ )*

                       Algorhythm Technologies Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   015868 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       David Bawarsky, 4330 NW 207th Drive, Miami, FL 33055 (305)625-2332
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 18, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                       SCHEDULE 13D
---------------------------------------                   -----------------------------------------
CUSIP No. 015868 10 2                                                 Page 2 of 7  Pages
---------------------------------------                   -----------------------------------------
---------------------------------------------------------------------------------------------------
1        | NAME OF REPORTING PERSON
         | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         |
         | Telephonetics International, Inc.
         |
--------------------------------------------------------------------------------------------------
2        | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)|_|
         |                                                                                  (b)|_|
--------------------------------------------------------------------------------------------------
3        | SEC USE ONLY
         |
--------------------------------------------------------------------------------------------------
4        | SOURCE OF FUNDS*
         |
         | OO, WC
         |
--------------------------------------------------------------------------------------------------
5        | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         |
--------------------------------------------------------------------------------------------------
6        | CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         | FL
--------------------------------------------------------------------------------------------------
     Number of     |    7       SOLE VOTING POWER        5,677,489 Shares
       Shares      |
    Beneficially   |------------------------------------------------------------------------------
      Owned by     |    8       SHARED VOTING POWER
        Each       |
     Reporting     |------------------------------------------------------------------------------
       Person      |    9       SOLE DISPOSITIVE POWER   5,677,489 Shares
        With       |
               |   |------------------------------------------------------------------------------
                   |   10       SHARED DISPOSITIVE POWER
---------------------------------------------------------------------------------------------------
11       | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |
         |          5,677,489 Shares
         |
--------------------------------------------------------------------------------------------------
12       | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
         |
--------------------------------------------------------------------------------------------------
13       | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         |          59.2%
--------------------------------------------------------------------------------------------------
14       | TYPE OF REPORTING PERSON*
         |
         |          CO
         |
--------------------------------------------------------------------------------------------------
                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7




                                       SCHEDULE 13D
---------------------------------------                   -----------------------------------------
CUSIP No. 015868 10 2                                                 Page 3 of 7  Pages
---------------------------------------                   -----------------------------------------
---------------------------------------------------------------------------------------------------
1        | NAME OF REPORTING PERSON
         | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         |
         | David Bawarsky
         |
--------------------------------------------------------------------------------------------------
2        | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)|_|
         |                                                                                  (b)|_|
--------------------------------------------------------------------------------------------------
3        | SEC USE ONLY
         |
--------------------------------------------------------------------------------------------------
4        | SOURCE OF FUNDS*
         |
         | OO
         |
--------------------------------------------------------------------------------------------------
5        | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         |
--------------------------------------------------------------------------------------------------
6        | CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         | US
--------------------------------------------------------------------------------------------------
     Number of     |    7       SOLE VOTING POWER        1,125,889 Shares
       Shares      |
    Beneficially   |------------------------------------------------------------------------------
      Owned by     |    8       SHARED VOTING POWER      5,677,489 Shares
        Each       |
     Reporting     |------------------------------------------------------------------------------
       Person      |    9       SOLE DISPOSITIVE POWER   1,125,889 Shares
        With       |
               |   |------------------------------------------------------------------------------
                   |   10       SHARED DISPOSITIVE POWER 5,677,489 Shares
                   |
---------------------------------------------------------------------------------------------------
11       | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |
         |          6,803,378 Shares
         |
--------------------------------------------------------------------------------------------------
12       | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
         |
--------------------------------------------------------------------------------------------------
13       | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         |          68.69%
--------------------------------------------------------------------------------------------------
14       | TYPE OF REPORTING PERSON*
         |
         |          IN
         |
--------------------------------------------------------------------------------------------------




                                       SCHEDULE 13D
---------------------------------------                   -----------------------------------------
CUSIP No. 015868 10 2                                                 Page 4 of 7  Pages
---------------------------------------                   -----------------------------------------
---------------------------------------------------------------------------------------------------
1        | NAME OF REPORTING PERSON
         | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         |
         | Alan J. Kvares
         |
--------------------------------------------------------------------------------------------------
2        | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)|_|
         |                                                                                  (b)|_|
--------------------------------------------------------------------------------------------------
3        | SEC USE ONLY
         |
--------------------------------------------------------------------------------------------------
4        | SOURCE OF FUNDS*
         |
         | N/A
         |
--------------------------------------------------------------------------------------------------
5        | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         |
--------------------------------------------------------------------------------------------------
6        | CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         | US
--------------------------------------------------------------------------------------------------
     Number of     |    7       SOLE VOTING POWER
       Shares      |
    Beneficially   |------------------------------------------------------------------------------
      Owned by     |    8       SHARED VOTING POWER      5,677,489 Shares
        Each       |
     Reporting     |------------------------------------------------------------------------------
       Person      |    9       SOLE DISPOSITIVE POWER
        With       |
               |   |------------------------------------------------------------------------------
                   |   10       SHARED DISPOSITIVE POWER 5,677,489 Shares
                   |
---------------------------------------------------------------------------------------------------
11       | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |
         |          5,677,489 Shares
         |
--------------------------------------------------------------------------------------------------
12       | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
         |
--------------------------------------------------------------------------------------------------
13       | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         |          59.1%
--------------------------------------------------------------------------------------------------
14       | TYPE OF REPORTING PERSON*
         |
         |          IN
         |
--------------------------------------------------------------------------------------------------

CUSIP No. 015868 10 2                                         Page 5 of 7 Pages


ITEM 1. SECURITY AND ISSUER

      Common stock, Algorhythm Technologies Corporation, (formerly known as DigiMedia USA, Inc. and thereafter Nitros Franchise Corporation) 4330 NW 207th Drive, Miami, FL 33055.


ITEM 2. IDENTITY AND BACKGROUND

      a.    Telephonetics International, Inc. A Florida corporation
      b.    4330 NW 207th Drive, Miami, FL 33055.
      c. Principal business: develops, markets and manufactures products for audio, video and multimedia related industries.
      d.    none
      e.    none

      a.    David Bawarsky
      b.    6184 Vista Linda Lane, Boca Raton, FL 33433
      c. President and CEO of Issuer, 4330 NW 207th Drive, Miami, FL 33055 President and along with Alan J. Kvares controlling shareholders of Telephonetics International, Inc.
      d.    no
      e.    no
      f.    U.S.

      a.    Alan J.  Kvares
      b.    4330 NW 207th Drive, Miami, FL 33055
      c. CEO and along with David Bawarsky controlling shareholders of Telephonetics International. Mr. Kvares is also the Secretary of the Issuer.
      d.    no
      e.    no
      f.    U.S.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Telephonetics International, Inc. 4,675,889 were acquired from David Bawarsky (2,600,000 shares) and from Alan J. Kvares (2,075,889) in exchange for 400,000 shares of Telephonetics International Inc. (200,000 shares to Mr. Bawarsky and to Mr. Kvares). $1,038 was paid out of working capital for 1,600 shares. 1,000,000 shares were issued to Telephonetics International Inc. for its subsidiary, Algorhythm Technology, Inc.

      David Bawarsky: The shares listed in item 5c were received as a gift.


ITEM 4. PURPOSE OF THE TRANSACTION

      The shares were acquired for investment and Telephonetics acquired the controlling interest represented by the shares of Mr. Bawarsky and Mr. Kvares though there was no change in actual control as Mr. Bawarsky and Mr. Kvares are the President and CEO respectively as well as the controlling shareholders of Telephonetics International, Inc. There was no change in the management of the Issuer.

CUSIP No. 015868 10 2                                         Page 6 of 7 Pages

      a.    Additional shares may be purchased for investment.
      b.    no
      c.    no
      d.    no
      e.    no
      f.    no
      g.    no
      h.    no
      i.    no
      j.    no


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      a.    Telephonetics International, Inc.: 5,677,489 shares - 59.1%

            David Bawarsky: 6,803,378 - 68.69% This includes 5,677,489 shares owned by Telephonetics International, Inc. of whom Mr. Bawarsky is the President, director and along with Mr. Kvares controlling shareholders. It also includes options to purchase 300,000 shares.

            Alan J. Kvares: 5,677,489 shares - 59.1% which are owned by Telephonetics International, Inc. of whom Mr. Kvares is CEO, director and along with Mr. Bawarsky controlling shareholders.


      b. Telphonetics International has sole voting and sole dispositive power of 5,677,489 shares.

            David Bawarsky has sole voting and dispositive over 1,125,889 shares and shared voting and dispositive power of 5,677,489 shares owned by Telephonetics International, Inc.

            Alan J. Kvares has shared voting and dispositive power of 5,677,489 shares owned by Telephonetics International, Inc.


      c. Telephonetics International, Inc.: On July 18, 1997 it obtained 4,675,889 shares in an exchange of shares with David Bawarsky and Alan J. Kvares as set forth in item 3. On July 18, 1997 it purchased 1,000 shares at a price of $.625 per share in the open market. On July 22, 1997 it purchased 600 shares at a price of $.685 per share in the open market. On July 23, 1997 it received 1,000,000 shares in exchange for its subsidiary, Algorhythm Technology, Inc.

            David Bawarsky: On July 18, 1997 Mr. Bawarsky received 1,000,000 shares from Jason Sherman as a gift.

      d.    not applicable

      e.    not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      See answer to item 5.

CUSIP No. 015868 10 2                                         Page 7 of 7 Pages



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      None

SIGNATURE
---------

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  August 1, 1997                     TELEPHONETICS INTERNATIONAL, INC.


                                          By:    /s/ David Bawarsky
                                             -----------------------------------
                                          Name:  David Bawarsky, President


                                         By:    /s/ David Bawarsky
                                             -----------------------------------
                                          Name:  David Bawarsky


                                          By:    /s/ Alan J. Kvares
                                             -----------------------------------
                                          Name:  Alan J. Kvares